Exhibit 12B

Tucson Electric Power Company
Computation of Ratio of Earnings to Fixed Charges

	9 Months Ended	12 Months Ended	12 Months Ended
	Sept. 30	Sept. 30	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2007	2007	2006	2005	2004	2003	2002
			- Thousands of Dollars -
Fixed Charges:
Interest on Long-Term Debt	$37,766	$50,519	$51,422	$56,243	$69,904	$76,585	$65,620
Other Interest (1)	4,020	4,604	6,436	2,597	1,263	1,820	273
Interest on Capital Lease Obligations	48,371	65,903	72,556	79,064	85,869	84,053	87,783
Total Fixed Charges	90,157	121,026	130,414	137,904	157,036	162,458	153,676

Net Income	39,051	43,388	66,745	48,267	46,127	128,913	55,390

Less:
Cumulative Effect of Accounting Change -
Net of Tax	-	-	-	(626)	-	67,471	-
Net Income from Continuing Operations	39,051	43,388	66,745	48,893	46,127	61,442	55,390

Add (Deduct):
(Income) Losses from Equity Investees (2)	-	(68)	(320)	(314)	(131)	(76)	17
Income Taxes	25,279	29,576	42,478	33,907	34,815	21,090	36,434
Total Fixed Charges	90,157	121,026	130,414	137,904	157,036	162,458	153,676

Total Earnings before Taxes and Fixed Charges	$154,487	$193,922	$239,317	$220,390	$237,847	$244,914	$245,517

Ratio of Earnings to Fixed Charges	1.714	1.602	1.835	1.598	1.515	1.508	1.598

(1) Excludes recognition of Allowance for Borrowed Funds Used During Construction.
(2) Truepricing and Inncom (income) losses.